UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
_____________________
Form 11-K
_____________________

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2025
Or

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from __________ to __________
Commission file number 001-34084
_____________________
POPULAR, INC. U.S.A. 401 (K) SAVINGS AND INVESTMENT PLAN
(Full title of the Plan and address of the Plan, if different from that of the issuer named below)
POPULAR, INC.
209 MUÑOZ RIVERA AVENUE
HATO REY, PUERTO RICO 00918
(Name of issuer of the securities held pursuant to the plan and the address of principal executive office)

Popular, Inc. U.S.A. 401(k) Savings and Investment Plan
Financial Statements and Supplemental Schedule
December 31, 2025 and 2024

Popular, Inc. U.S.A 401(k) Savings and Investment Plan
Financial Statements and Supplemental Schedule

Note: Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (“ERISA”) have been omitted because they are not applicable or not required.

Report of Independent Registered Public Accounting Firm
To the Administrator and Plan Participants of Popular, Inc. U.S.A. 401(k) Savings and Investment Plan
Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of Popular, Inc. U.S.A. 401(k) Savings and Investment Plan (the “Plan”) as of December 31, 2025, and 2024 and the related statement of changes in net assets available for benefits for the year ended December 31, 2025, including the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2025, and 2024, and the changes in net assets available for benefits for the year ended December 31, 2025 in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Supplemental Information
The supplemental Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2025 (''supplemental schedule'') has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ PricewaterhouseCoopers LLP
San Juan, Puerto Rico
June 26, 2026
We have served as the Plan’s auditor since 1999.
CERTIFIED PUBLIC ACCOUNTANTS
(OF PUERTO RICO)
Stamp DLLP216-1140 of the P.R. Society of Certified Public
Accountants is affixed to the original of this report

Popular, Inc. U.S.A. 401(k) Savings and Investment Plan
Statements of Net Assets Available for Benefits
December 31, 2025 and 2024

	2025	2024
Assets
Investments, at fair value	$171,611,027	$151,709,835
Annuity contract with insurance company, at contract value	13,863,917	15,420,430
Receivables
Employer contributions	2,523,913	300,780
Participant contributions	286,048	247,853
Dividend, interest and other receivables	88,451	88,131
Notes receivable from participants	2,667,790	2,630,314
Total receivables	5,566,202	3,267,078
Total assets	$191,041,146	$170,397,343
Liabilities
Accrued expenses	$21,275	$94,563
Total liabilities	$21,275	$94,563
Net assets available for benefits	$191,019,871	$170,302,780
The accompanying notes are an integral part of these financial statements.

Popular, Inc. U.S.A. 401(k) Savings and Investment Plan
Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2025

Additions to assets available for benefits
Investment income:
Net appreciation in fair value of investments	$23,429,237
Interest and dividends	1,570,603
Total investment income	24,999,840
Interest income on notes receivable from participants	220,248
Total investment income and interest from notes receivable from participants	25,220,088
Contributions
Employer	6,113,196
Participants	9,737,931
Rollovers from qualified plans	2,102,573
Total contributions	17,953,700
Net additions to assets available for benefits	$43,173,788
Deductions from assets attributed to
Benefits and withdrawals paid to participants, including rollover distributions	$22,138,050
Administrative expenses	318,647
Total deductions	$22,456,697
Net increase in assets available for benefits	$20,717,091
Net assets available for benefits:
Beginning of year	$170,302,780
End of year	$191,019,871
The accompanying notes are an integral part of these financial statements.

Popular, Inc. U.S.A. 401(k) Savings and Investment Plan
Notes to Financial Statements
December 31, 2025 and 2024

1. Description of Plan
The following description of the Popular, Inc. U.S.A. 401(k) Savings and Investment Plan (the “Plan”) provides only general information. Participants should refer to the Plan Document for a more complete description of its provisions.
Plan Description
The Plan is sponsored by Popular, Inc. (the “Corporation'' or ''Plan Sponsor”). The Plan is a defined contribution plan covering any United States (excluding Puerto Rico), United States Virgin Islands and British Virgin Islands employees of the Plan Sponsor who have completed 30 days of service. The Plan provides the participants with the ability to invest in mutual funds, single group annuity contract, pooled separate accounts and common stock in Popular, Inc. The Plan is subject to the provisions of Employee Retirement Income Security Act of 1974 (“ERISA”).
Contributions
Participants may make pre-tax contributions up to the maximum permitted amount based on IRS limitations (maximum $23,500 in 2025 and $23,000 in 2024), as defined in the Plan documents. Participants direct the investment of Plan contributions into various investment options offered by the Plan. Also, the Plan permits catch-up contributions that are before tax contributions made in excess of the deferral limit by a participant who has reached age 50, limited for the calendar year ended on December 31, 2025 and 2024 to $7,500.
The plan provides that newly hired employees are automatically enrolled in the Plan at a pre-tax rate of 6% , with a match formula of 50% for each dollar pre-tax contribution up to a maximum of 8% and for an automatic annual increase of 1% to the employees’ pre-tax contribution until such contribution reaches a certain percent which on December 31, 2025 was 10% . Participants shall be given written notice of the automatic increase no less than 30 days or more than 90 days before the increase is to be effective. Participants, upon receipt of the notice of automatic increase, may elect to change their percentage of before-tax contributions to a different amount, including zero (0%), by the deadline established by the Plan Administrator to avoid the automatic increase. Matching contributions are invested pursuant to each participant’s investment directions.
The Corporation may make discretionary contributions to its own employees out of its net profits in such amounts as the Corporation’s Board of Directors may determine. During the year ended December 31, 2025, the Corporation made discretionary contributions of $2,216,534 related to profit sharing distribution.
The Plan provides for an additional employer contribution known as “True-Up contribution” to ensure participants receive the maximum matching benefit under the Plan’s contribution guidelines. In 2026, the Corporation reviewed the matching contributions for the year 2025 and as a result determined to make a True-Up contribution of $200,400, which is included as employer contributions receivable in the accompanying Statement of Net Assets Available for Benefits as of December 31, 2025. In 2025, the Corporation reviewed the matching contributions for the year 2024 and as a result made a True-Up contribution of $204,422, which is included as employer contributions receivable in the accompanying Statement of Net Assets Available for Benefits as of December 31, 2024.
Participant accounts
Each participant account is credited with its contribution and allocation of: (a) its own Corporation matching and profit-sharing contribution and (b) plan earnings. Allocations are based on participant earnings or account balances, as defined in the Plan Document. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Eligibility and vesting
All employees are eligible to participate in the Plan on the first day of the month, following 30 days of service. Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Vesting in the Corporations’ matching and discretionary profit-sharing contributions plus actual earnings thereon is based on years of service since

Popular, Inc. U.S.A. 401(k) Savings and Investment Plan
Notes to Financial Statements
December 31, 2025 and 2024

commencement of employment with the Corporation. These contributions and actual earnings thereon vest in accordance with the following schedule:

Years of Service	Vesting %
At least 1	20
At least 2	40
At least 3	60
At least 4	80
5 or more	100
Notes receivable from participants
Participants may borrow against their fund accounts a minimum of $1,000 up to a maximum of the lesser of $50,000 or 50% of the vested portion of the participant’s equity in the Plan. Loan transactions are treated as a transfer to (from) the investment fund from (to) notes receivable from participants. Loan terms range from one to five years, or longer if used to acquire a principal residence. Loans are collateralized by the balance in the participant’s account and bear interest at a rate commensurate with prevailing rates as determined by the Plan Administrator. As of December 31, 2025, and 2024 interest rates ranged from 4.25% to 9.50%. Principal and interest are paid ratably through bi-weekly payroll deductions.
Payment of Benefits and Withdrawals
Plan participants are permitted to make withdrawals from the Plan from after-tax contributions balance, subject to provisions in the Plan Document as amended. If a participant suffers financial hardship, as defined in the Plan Document, the participant may request a withdrawal from his/her pre-tax contributions balance. Upon termination of service due to disability, retirement or other reasons, the Plan provides that benefits be distributed in a lump sum distribution in cash, with the exception of those participants that are required to receive required minimum distributions, in flexible installment distributions. In the case of participant termination due to death, the entire vested amount is paid to the person or persons legally entitled thereto.
Plan termination
Although it has not expressed any intent to do so, the Plan Sponsor may terminate the Plan for any reason at any time, in which event there shall be no employer duty to make contributions. In the event of termination, all participants become fully vested and have a non-forfeitable right to their full account balance.
Plan Expenses and Administration
The Plan is administered by Popular, Inc.’s Benefits Committee (the “Committee”) which, in turn, may delegate certain administrative functions to other committees and/or officers of the Corporation. The Committee has overall responsibility for the operations and administration of the Plan. The named fiduciary of the Plan for purposes of investment related matters is the Popular, Inc. Corporate Investment Committee.
The Principal Financial Group (“PFG”) is the record keeper for the Plan and Principal Trust Company, a subsidiary of PFG, is the trustee. Principal Life Insurance Company (“PLIC”), a member of PFG, manages the pooled separate accounts and the single annuity contract.
Forfeited accounts
Forfeited balances of terminated participants’ non-vested accounts may first be used to pay administrative expenses, to reduce the earliest employer contributions made after the forfeitures are determined, or at the Corporation’s discretion, may be redistributed among participants after a five (5) year severance period. During the severance period, if the terminated participant is re-employed by the Corporation, the dollar value at the date of re-employment shall be restored to the

Popular, Inc. U.S.A. 401(k) Savings and Investment Plan
Notes to Financial Statements
December 31, 2025 and 2024

participant’s account if the re-employed participant repays to the Plan an amount equal to the dollar value of his/her vested balance distributed upon termination.
During 2025, the Plan used forfeiture accounts to pay administrative expenses in the amount of $184,635, which included expenses accrued in prior year, and $50,101 to cover the 2024 True-Up Contribution. Forfeited non-vested accounts amounted to $64,100 and $68,746 at December 31, 2025 and 2024, respectively.
Non-Participant Directed Investments
At December 31, 2025, there were no non-participant directed investments in the Plan.
2. Summary of Significant Accounting Policies
The significant accounting policies followed by the Plan in the preparation of the financial statements are summarized below:
Basis of Presentation
The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.
Use of estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.
Investment Valuation and Income Recognition
Plan investments are presented at fair value. Shares of registered investment companies are presented at published market prices which represent the net asset value (“NAV”) of shares held by the Plan at the reporting date. Popular, Inc. common stock is presented at the quoted closing market price at the reporting date. Non-registered pooled separate accounts managed by PLIC are valued daily based on the market value of the underlying assets in each separate account. The single group annuity contract is presented at contract value which is the aggregation of contributions, plus interest, less withdrawals, if any. The Plan presents in the Statement of Changes in Net Assets Available for Benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments. Purchases and sales of securities are recorded on a trade date basis. Dividends are recorded on the ex-dividend date and interest is recorded under the accrual basis and credited to each participant’s account, as defined by the Plan Document. Realized gains and losses from security transactions are reported on the average cost basis.
The Plan determines the fair values of its investments based on the fair value framework established in the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Subtopic 820-10 “Fair Value Measurement”, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Refer to Note 3 to these financial statements for the fair value disclosures required as of December 31, 2025 and 2024.
Administrative expenses
Administrative expenses reflected in the Statement of Changes in Net Assets Available for Benefits included member service fees, loan expenses, recordkeeping services, audit fees as well as investment advisory fees. Participant accounts are charged quarterly for any applicable administrative expenses following an asset-based fee method. Forfeitures accounts are

Popular, Inc. U.S.A. 401(k) Savings and Investment Plan
Notes to Financial Statements
December 31, 2025 and 2024

used to pay administrative expenses. The Plan Sponsor shall pay administrative expenses from its general assets to the extent funds are not available from the Plan’s forfeitures account and are not charged to the participant accounts.
Contributions
Employee and employer matching contributions are recorded on an accrual basis in the period in which the payroll is earned.
Discretionary contributions are recorded in the period in which they are earned by the participant as determined by the Corporation’s Board of Directors.
Rollovers Distributions
Terminated employees or retirees may elect to transfer their savings to other plans qualified by the IRS, and are recorded when paid.
Rollovers Contributions
Rollovers Contributions to the Plan consist of monies received by a Participant from another plan qualified by the IRS, and are recorded when received.
Notes receivable from participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Principal and interest is paid ratably through bi-weekly payroll deductions. Principal portion of the loan payments are considered as investment transfers which do not impact the Statement of Changes in Net Assets Available for Benefits. Notes receivable from participants in default are recorded as a distribution based upon the terms of the plan document when they are deemed uncollectible.
Payment of benefits
Benefits are recorded when paid.
Refundable contributions
On an annual basis, the plan completes a non-discrimination test pursuant to IRS regulations. Excess contributions determined as a result of this test, if any, are netted against the participant contributions in the Statement of Changes in Net Assets Available for Benefits. For the years ended December 31, 2025 and 2024, the plan passed the non-discrimination test.
3. Fair Value Measurement
The Plan measures fair value as required by ASC Subtopic 820-10, “Fair Value Measurement”, which provides a framework for measuring fair value under accounting principles generally accepted in the United States. Under ASC Subtopic 820-10, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market for the asset or liability.
ASC 820 establishes a fair value hierarchy that prioritizes the inputs and valuation techniques used to measure fair value into three levels in order to increase consistency and comparability in fair value measurements and disclosures. The classification of assets and liabilities within the hierarchy is based on whether the inputs to the valuation methodology used for the fair value measurement are observable or unobservable. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability based on market data obtained from independent sources.

Popular, Inc. U.S.A. 401(k) Savings and Investment Plan
Notes to Financial Statements
December 31, 2025 and 2024

Unobservable inputs reflect the Plan’s estimates about assumptions that market participants would use in pricing the asset or liability based on the best information available. The hierarchy is broken down into three levels based on the reliability of inputs as follows:
Level 1 – Unadjusted quoted prices in active markets for identical assets that the Plan has the ability to access at the measurement date. Valuation on these instruments does not necessitate a significant degree of judgment since valuations are based on quoted prices that are readily available in an active market.
Level 2 – Quoted prices other than those included in Level 1 that are observable either directly or indirectly. Level 2 inputs include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or that can be corroborated by observable market data for substantially the full term of the financial instrument.
Level 3 – Inputs are unobservable and significant to the fair value measurement. Unobservable inputs reflect the Plan’s own judgments about assumptions that market participants would use in pricing the asset or liability.
Following is a description of the Plan’s valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2025 and 2024.
Collective Investment Trust (CIT): The CIT is a pooled investment vehicle maintained exclusively for the collective investment of money from several accounts administered. The CIT is not registered with the Securities and Exchange Commission. The purchase or redemption price of the units is determined at the daily closing NAV price as reported by the fund based on the current market values of the underlying assets of the fund. This CTI is measured at NAV.

Mutual Funds: Valued at the daily closing NAV price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily NAV and to transact at that price. These securities are classified as Level 2. Investments in mutual funds generally may be redeemed daily.
Pooled Separate Accounts (“PSA”): Valued daily based on the market value of the underlying net assets in each separate account. The majority of the underlying net assets have observable Level 1 and/or 2 quoted pricing inputs which are used to determine the unit value of the PSA which is not publicly quoted. These PSAs are classified as Level 2, except for the Principal U.S. Property SEP Account which is an investment in a real estate fund that measures fair value on a recurring basis based on the NAV of the underlying assets, using the practical expedient. The redemption frequency of each of these PSA is daily, and there are no redemption restrictions. There are no unfunded commitments related to the Plan’s investment in PSAs.
Popular, Inc. Common Stock: Equity securities with quoted market prices obtained from an active exchange market are classified as Level 1.
The preceding methods may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
The following tables set forth by level, within the fair value hierarchy, the Plan’s net assets at fair value as of December 31, 2025 and 2024. Investments measured at net asset value per share as a practical expedient have not been classified in the fair value hierarchy but are presented in order to permit reconciliation of the plan’s assets.

Popular, Inc. U.S.A. 401(k) Savings and Investment Plan
Notes to Financial Statements
December 31, 2025 and 2024

	Assets at Fair Value as of December 31, 2025
	Level 1	Level 2	Level 3	Measured at NAV	Total
Collective Investment Trust				9,129,628	9,129,628
Mutual Funds	—	57,916,770	—	—	57,916,770
Pooled separate accounts	—	88,705,092	—	933,211	89,638,303
Popular, Inc. Common Stock	14,926,326	—	—	—	14,926,326
Total assets at fair value	$14,926,326	$146,621,862	$—	$10,062,839	$171,611,027

	Assets at Fair Value as of December 31, 2024
	Level 1	Level 2	Level 3	Measured at NAV	Total
Collective Investment Trust				$8,574,684	$8,574,684
Mutual Funds	$—	$54,092,040	$—		$54,092,040
Pooled separate accounts	—	76,013,409	—	1,199,782	77,213,191
Popular, Inc. Common Stock	11,829,920	—	—	—	11,829,920
Total assets at fair value	$11,829,920	$130,105,449	$—	$9,774,466	$151,709,835
4. Investment Contract with Principal Life Insurance Company (“PLIC”)
The Plan invests in a single group annuity contract with a fixed rate of interest. In accordance with ASC Subtopic 820-10, this investment is presented in the financial statements at its contract value. Contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributed to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.
The Plan offers the Principal Fixed Income Guaranteed Option (“PFIGO”), which is a benefit- responsive group annuity contract issued by PLIC.
Under the terms of the contract, the crediting rate is reset on a semiannual basis. There was no minimum crediting rate.
The PFIGO is a single group annuity contract with a fixed rate of interest. It is not a portfolio of contracts whose yields are based on changes in fair value of underlying assets as would be found in a stable value fund. As a result, the average yield earned by the Plan is the yield earned (i.e., interest credited) on the group annuity contracts. The interest rate history for the contracts is as follows:
PFIGO

Time Period	2025	2024
January 1 - May 31	4.85%	6.05%
June 1 - November 30	4.95%	5.15%
December 1 - December 31	4.75%	4.85%
The PFIGO investment option crediting rate resets semiannually at December 1st and June 1st.
By definition, a group annuity contract is an insurance contract. As a result, the Plan may transact according to the terms defined in the contract at any time. Interest is credited to the Guaranteed Interest Fund on a daily basis from the date deposits are accepted until paid, transferred or applied in full. Fees may be paid in one of the following three ways:
•By being netted from the effective annual interest rate;

Popular, Inc. U.S.A. 401(k) Savings and Investment Plan
Notes to Financial Statements
December 31, 2025 and 2024

•By being paid separately by the Plan sponsors; or
•By being deducted from the Guaranteed Interest Fund.
Benefit payments are deducted from the value of the Guaranteed Interest Fund to the extent that the Composite Value is sufficient to make such payments. Payments and transfers are made in full within 3 business days after the date payment or transfer has been requested. In the event that market conditions are such that it is determined that they will not allow for the orderly transfer or sale of financial instruments, up to an additional 30 days may be required to make such payments or transfers.
Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (1) termination of a Plan’s interest, if the Plan Sponsor wishes to terminate the Plan’s interest, the value of the Plan’s interest will be paid out twelve months after the record keeper receives notification. In lieu of the twelve (12) month delay, the record keeper may request immediate payment of the amounts requested subject to a 5% surrender fee and (2) termination of the contract, the Plan’s contract shall be terminated on the date when both no current deposit arrangements have been made between the record keeper and Plan Sponsor and there are no Guaranteed Interest Funds with a value greater than zero. The Plan Administrator does not believe that any events which would limit the Plan’s ability to transact at contract value with participants are probable to occur.
There are no circumstances that would allow PFG to terminate the contract and settle at a value other than the contract value.
5. Tax Status
The Plan has adopted the Principal 401(K) Modify Volume Submitter Plan a prototype Plan provided by the Principal Financial Group (the ''Principal''). Principal received a favorable opinion letter in which the Internal Revenue Service (“IRS”) stated that the form of such plan was in compliance with the applicable requirements of the Internal Revenue Code (“IRC”). The Plan Administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC and that the related trust is therefore tax-exempt. Accordingly, no provision for income taxes has been included in the financial statements.
Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan Administrator has concluded that as of December 31, 2025 and December 31, 2024, there are no uncertain positions that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions. At December 31, 2025, the years 2022 and thereafter remained subject to examination; however, there are currently no audits for any tax periods in progress.
6. Risks and Uncertainties
The Plan’s investments are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the values of investments, it is at least reasonably possible that changes in these factors in the near term could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits. Individual participants’ accounts bear the risk of loss resulting from fluctuations in investment values.
7. Related Party Transactions
At December 31, 2025 and 2024, the Plan held 119,871 and 125,770 common shares of Popular, Inc., with a quoted market value of $14,926,326 and $11,829,920, respectively. During the year ended December 31, 2025, the Plan purchased 14,898 common shares of Popular, Inc., with an acquisition price of $1,625,982 and completed sales and distributions of 20,800 shares which had a carrying value of $1,043,462, resulting in a realized gain of $1,079,049. These transactions are permitted party-in-interest transactions under provisions of ERISA and the regulations promulgated thereunder.

Popular, Inc. U.S.A. 401(k) Savings and Investment Plan
Notes to Financial Statements
December 31, 2025 and 2024

During the year ended December 31, 2025, the Plan Sponsor incurred in administrative expenses on behalf of the Plan amounting to $9,430.
The accompanying Statements of Net Assets Available for Benefits, includes accrued dividend income of $88,451 and $83,131, related to the dividends declared on Popular Inc.’s common stock during the fourth quarter of 2025 and 2024, respectively, which were paid in January 2026 and 2025, respectively.
Included in the Plan assets are notes receivable from participants. At December 31, 2025 and 2024, notes receivable from participants amounted to $2,667,790 and $2,630,314, respectively. For the years ended December 31, 2025 and 2024, interest income related to notes receivable from participants amounted to $220,248 and $196,918, respectively. These transactions qualify as party-in-interest transactions permitted under provision of ERISA.
PLIC, a member of PFG, manages the pooled separate accounts and the single annuity contract. PFG is the trustee of the Plan and, therefore, these transactions are permitted party-in-interest transactions under provisions of ERISA and the regulations promulgated thereunder.
8. Subsequent Events
The Plan has evaluated subsequent events through the date the financial statements were issued. Effective January 1, 2026, the Plan will add Roth Contributions and implemented changes to catch-up contributions to comply with the SECURE 2.0 Act.

Popular, Inc. U.S.A. 401(k) Savings and Investment Plan
EIN: 66-0667416
Plan Number:053
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2025

Supplemental Schedule

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment	(d) Cost	(e) Current Value
	American Funds AMER BAL R6 Fund	Mutual Funds 49,372 shares	**	$1,851,961
	Legg Mason BW GLBL Opps Bd IS Fund	Mutual Funds 45,955 shares	**	409,915
	DODGE & COX INCOME X FUND	Mutual Funds 312,029 shares	**	4,012,688
	Franklin US Govt Sec R6 Fund	Mutual Funds 303,955 shares	**	1,577,527
	Impax Sustain Alloc Instl Fd	Mutual Funds 1,383 shares	**	37,108
	JP Morgan Mid CAP VALUE R6 Fund	Mutual Funds 181,458 shares	**	5,784,893
	MassMutual Prem Smcap Opp I Fund	Mutual Funds 299,784 shares	**	5,264,220
	MFS Value R6 Fund	Mutual Funds 154,473 shares	**	7,709,773
	Vanguard Ext Mk Index Adm Fund	Mutual Funds 11,796 shares	**	1,871,166
	Vanguard Instl Index Instl Fund	Mutual Funds 45,013 shares	**	24,850,833
	Vanguard Ttl BD Mkt Idx Adm Fund	Mutual Funds 210,418 shares		2,055,783
	Vanguard Ttl Intl Stk Idx Adm Fund	Mutual Funds 61,458 shares	**	2,490,903
	Total Mutual Funds		**	57,916,770
*	Principal Lifetime 2015 SEP Account	Pooled Separate Accounts 3,413 shares	**	89,409
*	Principal Lifetime 2020 SEP Account	Pooled Separate Accounts 202,559 shares	**	9,382,968
*	Principal Lifetime 2025 SEP Account	Pooled Separate Accounts 70,911 shares	**	2,170,301
*	Principal Lifetime 2030 SEP Account	Pooled Separate Accounts 308,687 shares	**	16,516,469
*	Principal Lifetime 2035 SEP Account	Pooled Separate Accounts 128,354 shares	**	4,526,126
*	Principal Lifetime 2040 SEP Account	Pooled Separate Accounts 271,037 shares	**	16,863,908
*	Principal Lifetime 2045 SEP Account	Pooled Separate Accounts 151,729 shares	**	6,017,165
*	Principal Lifetime 2050 SEP Account	Pooled Separate Accounts 221,397 shares	**	14,524,921
*	Principal Lifetime 2055 SEP Account	Pooled Separate Accounts 156,334 shares	**	6,482,219
*	Principal Lifetime 2060 SEP Account	Pooled Separate Accounts 111,966 shares	**	3,925,279
*	Principal Lifetime 2065 SEP Account	Pooled Separate Accounts 43,797 shares	**	919,756
*	Principal Lifetime 2070 SEP Account	Pooled Separate Accounts 17,568 shares	**	264,787
*	Principal Lifetime STR INC SEP Account	Pooled Separate Accounts 49,359 shares	**	1,617,339
*	Principal Diversified International SEP Account	Pooled Separate Accounts 31,125 shares	**	5,404,445
*	Principal US Property SEP Account	Pooled Separate Accounts 5,592 shares	**	933,211
	Total Pooled Separate Account			89,638,303
	Pioneer LG CP GR PORT CL R1	Collective Trust 230,967 shares	**	9,129,628
*	Principal Fixed Income Guaranteed Option***	Single Group Annuity Contract	**	13,863,917
*	Popular, Inc. Common Stock	Common Stock 119,871 shares	**	14,926,326
*	Participant loans	Participant loans with maturities ranging from 2025 to 2054 and interest ranging from 4.25% to 9.50%		2,667,790
				$188,142,734

* ** ***	Party in-interest Cost is not required to be presented for participant directed investments The Principal Fixed Income Guaranteed Option fund is presented at contract value

SIGNATURE
Pursuant to the requirement of the Securities Exchange Act of 1934, the persons who administer the employee benefit plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

POPULAR, INC. U.S.A. 401 (K) SAVINGS AND INVESTMENT PLAN
(Registrant)

Date: June 26, 2026	By:	/s/ Eduardo J. Negrón
Eduardo J. Negrón Chairperson Popular, Inc. Benefits Committee (Plan Administrator)